Exhibit 21
Significant Subsidiaries of Enesco Group, Inc.
      The following are significant subsidiaries of Enesco Group, Inc. as of December 31, 2005 and the states or jurisdictions in which they are organized. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Jurisdiction of
Name	Organization

Enesco Limited	England
Enesco France S.A.	France
Enesco International Ltd.	Delaware
Enesco International (H.K) Limited	Hong Kong
N.C. Cameron & Sons Limited	Ontario, Canada
Enesco Holdings Limited	England
Gregg Manufacturing, Inc.	California
      All of the above-listed subsidiaries are included in Enesco’s consolidated financial statements for 2004 and 2005.